Vanguard Developed Markets Index Fund

Supplement to the Prospectus and Summary Prospectus
Dated April 29, 2015

New Target Index

Effective as of the start of business on December 21, 2015, Vanguard Developed Markets Index Fund has begun tracking the FTSE Developed All
Cap ex US Transition Index (the "Transition Index"), on an interim basis, in the first phase of a two-phased index change as previously approved by the Fund's board of trustees.

The board of trustees has approved the FTSE Developed All Cap ex US Index as the new target index for the Fund, replacing the FTSE Developed ex North America Index. The board has also approved the addition of the Canadian market to the Fund's investment objective. The board believes that the new index will result in a more comprehensive representation of the Fund's market segment due to the addition of small-capitalization equity securities and Canadian equities.

The Fund is expected to begin tracking the FTSE Developed All Cap ex US
Index in approximately the next six months, and the current change to the Transition Index is the first of two phases. This approach is intended to enable the Fund's advisor, The Vanguard Group, Inc., to make the necessary adjustments to portfolio holdings in a manner that minimizes impact to Fund shareholders. In this first phase, the Fund has ceased tracking its former target index and has begun temporarily tracking the Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and Canadian equities while proportionately reducing exposure to other stocks based on their weightings in the new index. In the second phase, the Fund will begin tracking the final target index, the FTSE Developed All Cap ex US Index. During the transition phase, the Fund will invest by sampling the index, meaning that it will hold a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key characteristics. The Fund is expected to replicate the final target index.

Prospectus and Summary Prospectus Text Changes

The paragraph under "Investment Objective" is replaced with the following:

The Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in Canada and the major markets of Europe and the Pacific region.

The paragraph under "Principal Investment Strategies" is replaced with the following:

The Fund employs an indexing investment approach designed to track the performance of the FTSE Developed All Cap ex US Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and Canadian equities while proportionately reducing exposure to other stocks based on their weightings in the FTSE Developed All Cap ex
US Index. The FTSE Developed All Cap ex US Index is a market-capitalization-weighted index that is made up of approximately
3,700 common stocks of large-, mid-, and small-cap companies located in Canada and the major markets of Europe and the Pacific region. The Fund invests by sampling the Index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the interim index in terms of key characteristics. These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield.

The following is added under "Principal Risks":

- Index sampling risk, which is the chance that the securities selected for the Fund, in the aggregate, will not provide investment performance matching that of the Fund's target index.

Prospectus Text Changes

The following replaces the first sentence under "Market Exposure" in the More on the Fund section:

The Fund invests all, substantially all, or a representative sample of its assets in the stocks included in the FTSE Developed All Cap ex US
Transition Index.

Within the same section, the first paragraph under "Security Selection" is replaced with the following:

The Fund uses the sampling method of indexing, meaning that the Fund's advisor, using computer programs, generally selects from the target index a representative sample of securities that will resemble the target index in terms of key risk factors and other characteristics. These include industry weightings, market capitalization, and other financial characteristics of stocks.

The Fund is subject to index sampling risk, which is the chance that the securities selected for the Fund, in the aggregate, will not provide investment performance matching that of the Fund's target index.

London Stock Exchange Group companies includes FTSE International Limited ("FTSE"), Frank Russell Company ("Russell"), MTS Next Limited ("MTS"), and FTSE TMX Global Debt Capital Markets Inc ("FTSE TMX"). All rights reserved. "FTSE(R)", "Russell(R)", "MTS(R)", "FTSE TMX(R)" and "FTSE Russell" and other service marks and trademarks related to the FTSE or Russell indexes are trademarks of the London Stock Exchange Group companies and are used by FTSE, MTS, FTSE TMX and Russell under licence.

All information is provided for information purposes only. Every effort is made to ensure that all information given in this publication is accurate, but no responsibility or liability can be accepted by the London Stock Exchange Group companies nor its licensors for any errors or for any loss from use of this publication. Neither the London Stock Exchange Group companies nor any of their licensors make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE Developed All Cap ex US Transition Index or the fitness or suitability of the Index for any particular purpose to which it might be put. The London Stock Exchange Group companies do not provide investment advice and nothing in this document should be taken as constituting financial or investment advice. The London Stock Exchange Group companies make no representation regarding the advisability of investing in any asset. A decision to invest in any such asset should not be made in reliance on any information herein. Indexes cannot be invested in directly. Inclusion of an asset in an index is not a recommendation to buy, sell or hold that asset. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional. No part of this information may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of the London Stock Exchange Group companies. Distribution of the London Stock Exchange Group companies' index values and the use of their indexes to create financial products require a licence with FTSE, FTSE TMX, MTS and/or Russell and/or its licensors.

(C) 2015 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 1397A 122015